UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-5256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V. F. CORPORATION
(Exact name of registrant as specified in its charter)

8505 E. Orchard Road
Greenwood Village, Colorado 80111
(Address of principal executive offices)
(720) 778-4000
(Registrant’s telephone number, including area code)

VF 401K SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

By:	/s/	Omorlie Harris
Omorlie Harris Vice President - Treasurer V. F. Corporation
June 24, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
VF 401K Savings Plan
Greensboro, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019, and supplemental schedule H, line 4a-schedule of delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2019.

Charlotte, North Carolina
June 24, 2020

VF 401K SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2019	2018
ASSETS
Participant-directed investments at fair value
Mutual funds	$60,442,993	$89,329,805
Collective investment trusts	768,877,130	736,311,175
Self-directed brokerage accounts	21,275,276	24,871,156
Separately managed fixed income fund	—	26,384,549
VF Corporation Common Stock fund	106,905,713	135,509,751
Kontoor Brands, Inc. Common Stock fund	6,020,539	—
Total participant-directed investments at fair value	963,521,651	1,012,406,436
Notes receivable from participants	11,715,022	17,078,735
Net assets available for benefits	$975,236,673	$1,029,485,171
The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
Additions to net assets
Investment income
Interest and dividends	$5,564,676
Net realized and unrealized income on investments	214,699,999
Net investment income	220,264,675
Interest income on notes receivable from participants	731,141
Contributions
Participant	49,387,423
Employer	33,620,959
Rollover	9,070,421
Total contributions	92,078,803
Total additions	313,074,619
Deductions from net assets
Benefits paid to participants	(152,936,318)
Administrative expenses	(1,643,430)
Total deductions	(154,579,748)
Net increase before plan transfers	158,494,871
Plan transfers (Note A)	(212,743,369)
Net decrease after plan transfers	(54,248,498)
Net assets available for benefits:
Beginning of year	1,029,485,171
End of year	$975,236,673
The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, which is sponsored by VF Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Administrator is the VF Retirement Plans Committee (the “Committee”).
Plan Transfers
On May 22, 2019, the Company completed the spin-off of the Jeans and VF Outlet businesses into an independent, publicly traded company under the name of Kontoor Brands, Inc. (“Kontoor Brands”) and trading under the symbol “KTB” on the New York Stock Exchange. Effective May 22, 2019, net assets available for benefits totaling $205,555,323 were transferred into the Kontoor Brands 401K Savings Plan. Subsequently in 2019, an additional $2,005,375 of participant-directed investments and $5,182,671 of participant loans were transferred to the Kontoor Brands 401K Savings Plan as a result of the spin-off of Kontoor Brands.
Contributions
Eligible employees may elect to contribute between 1% and 50% of their annual compensation on a pre-tax or Roth 401K basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax, Roth and employer matching contributions are not subject to discrimination testing. The Company matches 100% on the first 6% of compensation that a participant contributes to the Plan. The Plan includes an eligible automatic enrollment contribution arrangement. Participants are automatically enrolled at a 2% deferral contribution upon attainment of the eligibility requirements, unless the Plan receives documentation from the participant before this date to do otherwise.
Participant Accounts
Individual accounts are maintained by the Plan’s record-keeper for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment funds’ earnings, and is charged with an allocation of administrative expenses, investment funds’ losses and withdrawals, including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions made prior to 2015, plus actual earnings thereon, and are fully vested after 5 years of service or upon normal retirement, disability or death.
Investment Options
Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. The option to invest in the separately managed fixed income fund was eliminated in 2019 and all balances as of December 31, 2019 were liquidated and reallocated into the participant's age-appropriate target date fund. The terms of the Plan also contain Employee Stock Ownership Plan (“ESOP”) features that are not currently elected by the Plan. As part of the ESOP terms, participants may elect to have dividends from the VF Corporation Common Stock fund paid to them outside of the Plan in cash instead of being reinvested in their Plan account. For the year ended December 31, 2019, approximately $65,000 in dividends were paid to participants in cash.
If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.
The spin-off of Kontoor Brands was effected on May 22, 2019 through a distribution to VF shareholders of one share of Kontoor Brands Common Stock for every seven shares of VF Common Stock held on the record date of May 10, 2019. As a result, participants invested in the VF Corporation Common Stock fund received shares of Kontoor Brands. The shares of Kontoor Brands were held in the Kontoor Brands, Inc. Common Stock fund and no contributions could be made to the fund post spin-off. Participants were given

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

until May 2020 to reallocate their investment in the Kontoor Brands, Inc. Common Stock fund and any participant balance on that date was liquidated and reallocated into the participant's age-appropriate target date fund.
Voting Rights
Each participant is entitled to exercise voting rights for shares of VF Corporation and Kontoor Brands, Inc. Common Stock credited to their accounts at all times that VF Corporation and Kontoor Brands shareholders vote. The participant is notified by the VF and Kontoor Brands shareholder agent prior to the time such voting rights are to be exercised. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.
Payment of Benefits
Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $5,000 following termination of employment with i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; and ii) a direct payment to the participant of any mandatory distributions less than $1,000. Subject to certain limitations for assets previously transferred from the Blue Bell Pension Plan, hardship withdrawals are permitted on demonstration of financial hardship, and all fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Forfeitures
Forfeitures can be used to pay plan expenses or to reduce safe harbor matching contributions. During 2019, forfeitures of approximately $2,000,000 and $554,000 were used to fund employer matching contributions and pay plan expenses, respectively. Unused forfeitures at December 31, 2019 and 2018 totaled approximately $1,209,000 and $3,209,000, respectively.
Notes Receivable from Participants
Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are charged interest at the Reuters prime rate plus 1% on the first day of the month in which the loan is processed. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. At December 31, 2019, loan interest rates ranged from 3.25% to 6.5%.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments as of December 31, 2019 and 2018 are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. During 2019, approximately $1,661,000 was recorded as deemed distributions. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the plan document. Expenses paid by VF are excluded from these financial statements. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account. Investment management fees are recorded net of appreciation in the fair value of investments in the statement of changes in net assets available for benefits. Refer to Note E for discussion of all other expenses paid by plan assets.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. This guidance is effective for the Plan beginning in 2020. Plan management has evaluated all applicable requirements and determined the adoption of this guidance will not have a significant impact on the Plan financial statements or disclosures.
NOTE C — TAX STATUS
The IRS has determined and informed the Company by a letter dated September 20, 2017 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, Plan management believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management believes it is no longer subject to income tax examinations for years prior to 2016.
NOTE D — RISKS AND UNCERTAINTIES
The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Corporation Common Stock, Kontoor Brands Common Stock and self-directed brokerage accounts and a separately managed fixed income fund (which was eliminated on December 31, 2019). Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
On May 8, 2018, the Company received notice from the U.S. Department of Labor, Employee Benefits Administration, Atlanta Regional Office (“EBSA-Atlanta”) that EBSA-Atlanta opened an investigation to determine whether any violations of ERISA occurred with respect to the Plan covering the period from January 1, 2015 through the present. EBSA-Atlanta communicated on March 12, 2020 that their investigation was closed with no findings.
NOTE E — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The following are transactions considered exempt party-in-interest transactions:

•
Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan. Fees paid directly to Fidelity for administrative services were approximately $858,000 for the year ended December 31, 2019.

•
Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2019, total fees paid to an independent registered public accounting firm were approximately $43,000.

•
During the plan year 2019, the Company consulted with external legal counsel who conducted plan document and operations reviews. For the year ended December 31, 2019, total fees paid to the legal firms were approximately $72,000.

•
Independent fiduciary services for the VF Corporation Common Stock fund are paid by the Plan. For the year ended December 31, 2019, total fees paid to the independent fiduciary were approximately $100,000.

•
Investment consultant and advisory fees for the Plan are paid to investment consultants and advisers by the Plan. For the year ended December 31, 2019, total fees paid to investment consultants and advisers were approximately $515,000.

•
Communication, print and mailing service fees are paid to consultants by the Plan. For the year ended December 31, 2019, total fees paid to communication and printing vendors were approximately $55,000.

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Company and Kontoor Brands and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.
Plan management identified certain instances of delinquent participant contributions totaling $12,197 related to prior years which are non-exempt party-in-interest transactions. The contributions were deposited into the Plan in 2019. Lost earnings were deposited, and the related excise taxes were paid in 2019.
NOTE F — FAIR VALUE MEASUREMENTS
Accounting standards provide a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•
Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.
Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Mutual funds – Mutual funds represent investments with various investment managers. The mutual funds are valued at the daily closing net asset value as reported by the fund. Mutual funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective investment trusts – These funds are valued at the NAV per share of the individual collective trusts included in each respective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded.
Separately managed fixed income fund – The separately managed account is a fixed income fund specifically designed for the participants of the Plan. The Plan owns units in the underlying investments of the fund, which consist of U.S. Treasury and government agency securities and short-term investments. U.S. Treasury securities are valued at the closing price reported in the active market in which the securities are traded. Other U.S. government and related agency securities are valued at using pricing models maximizing the use of observable inputs for similar securities with similar credit ratings. The short-term investments are valued at fair value based on their outstanding balances. This investment option was eliminated on December 31, 2019 with any remaining assets within the fund liquidated and reallocated into the participant's age-appropriate target date fund.
VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Plan owns units in the underlying investments of the fund. The VF Corporation common stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are mutual funds valued as noted above.
Kontoor Brands, Inc. Common Stock fund – This fund is a unitized fund which invests in Kontoor Brands Common Stock and short-term investments. The Plan owns units in the underlying investments of the funds. The Kontoor Brands Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are mutual funds valued as noted above.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The following table sets forth the underlying investments in the Plan as of December 31, 2019:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$60,442,993	$60,442,993	$—	$—
Self-directed brokerage accounts	21,275,276	21,275,276	—	—
VF Corporation Common Stock fund	106,905,713	106,905,713	—	—
Kontoor Brands, Inc. Common Stock fund	6,020,539	6,020,539	—	—
Total plan investments at the fair value hierarchy	$194,644,521	$194,644,521	$—	$—
Fair value measured at net asset value
Collective investment trusts (a)	768,877,130
Total plan assets measured at fair value	$963,521,651
The following table sets forth the underlying investments in the Plan as of December 31, 2018:

	Total Investments	Fair Value Measurements
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$89,329,805	$89,329,805	$—	$—
Self-directed brokerage accounts	24,871,156	24,871,156	—	—
Separately managed fixed income fund	26,384,549	17,823,508	8,561,041	—
VF Corporation Common Stock fund	135,509,751	135,002,889	506,862	—
Total plan investments at the fair value hierarchy	$276,095,261	$267,027,358	$9,067,903	$—
Fair value measured at net asset value
Collective investment trusts (a)	736,311,175
Total plan assets measured at fair value	$1,012,406,436

(a)
Participant transactions (purchases and sales) may occur daily. Redemptions for collective investment trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.

At December 31, 2019, the Plan held 903,949 shares of VF Corporation Common Stock, with a fair value of $106,503,054 and a cost basis of $26,920,912, comprising 11% of total net assets available for benefits. Additionally, at December 31, 2019, the Plan held 120,950 shares of Kontoor Brands Inc. Common Stock, with a fair value of $6,000,161 and a cost basis of $1,488,076, comprising 1% of total net assets available for benefits. At December 31, 2018, the Plan held 1,892,387 shares of VF Corporation Common Stock, with a fair value of $135,002,889 and a cost basis of $28,464,305, comprising 13% of total net assets available for benefits.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.
NOTE G — PLAN TERMINATION
Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time subject to the Plan provisions of applicable law. In the event of plan termination, participants will become 100 percent vested in their accounts.
NOTE H – SUBSEQUENT EVENTS
Effective January 1, 2020, the Plan was amended to increase the eligible automatic enrollment contribution arrangement from 2% to 3%. Participants will be automatically enrolled at a 3% deferral contribution upon meeting the Plan's eligibility requirements, unless the participant affirmatively elects another deferral percentage.
In March 2020, the World Health Organization declared the outbreak of the coronavirus disease ("COVID-19") as a pandemic. The pandemic has negatively impacted economic and global financial markets. The ultimate impact of COVID-19 on the Plan's investments and the amounts reported in the 2019 statement of net assets remains dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which cannot be predicted at this time.

VF 401K SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was enacted on March 27, 2020 with immediate effect. Effective January 1, 2020, the Plan adopted the applicable provision of the CARES Act to, subject to certain restrictions, allow qualifying participants who experience adverse effects due to COVID-19 to take penalty-tax free coronavirus-related distributions with a repayment or rollover right during the three-year period beginning the day after the distribution date. No other provisions of the CARES Act have been adopted by the Plan. The full impact to the Plan is unknown at this time.

VF 401K Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2019

(a)(b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual Funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$18,231,988
Vanguard	Vanguard Federal Money Market Fund	42,211,005
		$60,442,993
	Collective investment trusts:
Blackrock	Blackrock U.S. Equity Index Fund	$166,056,508
Blackrock	Blackrock Russell 2500 Index Fund	61,890,057
Blackrock	Blackrock MSCI ACWI ex-US IMI Index Fund	48,891,424
Blackrock	Blackrock U.S. Debt Index Fund	16,525,648
Blackrock	Blackrock Strategic Completion Fund	6,683,752
JP Morgan	JP Morgan Blend Income Fund C	22,093,843
JP Morgan	JP Morgan Retirement 2020 Fund	45,784,642
JP Morgan	JP Morgan Retirement 2025 Fund	60,892,868
JP Morgan	JP Morgan Retirement 2030 Fund	78,997,798
JP Morgan	JP Morgan Retirement 2035 Fund	72,009,196
JP Morgan	JP Morgan Retirement 2040 Fund	76,375,057
JP Morgan	JP Morgan Retirement 2045 Fund	50,044,713
JP Morgan	JP Morgan Retirement 2050 Fund	36,637,066
JP Morgan	JP Morgan Retirement 2055 Fund	18,999,580
JP Morgan	JP Morgan Retirement 2060 Fund	6,994,978
		$768,877,130
	Self-directed brokerage:
*Fidelity National Financial Services	Self-directed brokerage account investment	$21,275,276

	Cash and equivalents:
*Fidelity National Financial Services	Fidelity Investments Money Market Government Portfolio	$423,037

	Common stock:
*VF Corporation	VF Corporation Common Stock	$106,503,054
*Kontoor Brands, Inc.	Kontoor Brands, Inc. Common Stock	$6,000,161

	Participant loans:
*Participants	Participant loans - rates 3.25% - 6.50%	$11,715,022
		$975,236,673
*    Party-in-Interest to the Plan.
(d)    Cost is omitted in accordance with Department of Labor 29 CFR2520.103-10, as investments are participant directed.

VF 401K Savings Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Employer Identification Number: 23-1180120
Plan Number: 002
Year Ended December 31, 2019

Total that Constitute Nonexempt Prohibited Transactions

Participant contributions transferred late to plan	Are participant loan repayments included	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51
Plan year 2015	No	$—	$596	$—	$—
Plan year 2016	Yes	$—	$3,051	$—	$—
Plan year 2017	Yes	$—	$1,610	$—	$—
Plan year 2018	Yes	$—	$6,940	$—	$—